Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2009	Years Ended December 31,
			2008	2007	2006	2005	2004
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$559	$1,254	$1,364	$977	$762	$754	$929

Fixed charges as defined	205	387	369	357	347	364	290

Capitalized interest	—	—	—	(4)	(9)	(6)	(7)

Preference security dividend requirement	(13)	(26)	(26)	(25)	(25)	(25)	(25)

Total earnings, as defined	$751	$1,615	$1,707	$1,305	$1,075	$1,087	$1,187

Fixed charges, as defined:
Interest charges	$185	$347	$330	$320	$311	$329	$256

Preference security dividend requirement	13	26	26	25	25	25	25
Rental interest factor	7	14	13	12	11	10	9

Total fixed charges, as defined	$205	$387	$369	$357	$347	$364	$290

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.66	4.17	4.63	3.66	3.10	2.99	4.09